UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

On December 28, 2023, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2023 Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on three proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 17, 2023).

The three proposals, along with the results of the voting on each such proposal (and in the case of Proposal 1, the sub-proposals), are provided below:

1. Re-election to the Company’s Board of Directors of each of the following nominees as an ordinary/non-External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a one-year term, until the close of the next annual general meeting of shareholders:

(i) Dilip Shanghvi (Approved) (ii) Abhay Gandhi (Approved) (iii) Sudhir Valia (Approved) (iv) Uday Baldota (Approved) (v) James Kedrowski (Approved) (vi) Oded Sarig (Approved)

2. Approval of the renewal for an additional three-year period of the Company’s existing Compensation Policy for Office Holders (the “Compensation Policy”), which renewed policy maintains the existing compensatory terms. (Not approved by the requisite majority under the Companies Law)

3. Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2024 and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Company’s Board of Directors or the audit committee thereof (Approved)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director